UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany ( DE )
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐
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Explanatory note and Exhibits
On July 26, 2023, we filed a Report on Form 6-K, which contained, as Exhibit 99.1 thereto, our Interim Report as of June 30, 2023 (IASB IFRS). We are now filing this Report on Form 6-K/A to refile the Interim Report with the following corrections:
  (i) In the third paragraph under Group Results, on page 10, the figure for post-tax RoTE for the second quarter of 2023 assuming an equal apportionment of 2023 bank levies and excluding nonoperating costs has been corrected.
  (ii) In the Private Bank paragraph under Revenues: outperforming strategic targets, on page 11, the figure for the increase in Assets under Management during the second quarter of 2023 been corrected.
  (iii) In the eighth paragraph of the Provisions note, on page 92, the figures for contingent liabilities for civil litigation matters and regulatory enforcement matters, which were omitted (showing only “VALUE!” due to an XBRL error), have been corrected.
This Form 6-K/A and the exhibits hereto supersede and replace the Form 6-K and exhibits thereto filed on July 26, 2023.
This Report on Form 6-K/A contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into our Registration Statement No. 333-258403. For the avoidance of doubt, the section of the Interim Report (contained in Exhibit 99.1) entitled “Risks and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” included on pages 12 to 54 of our 2022 Annual Report on Form 20-F.
Exhibit 99.1 Deutsche Bank AG’s Interim Report as of June 30, 2023 (IASB IFRS).
Exhibit 99.2 Capitalization table of Deutsche Bank AG as of June 30, 2023 (also incorporated as Exhibit 12.6 to Registration Statement No. 333-258403) (IASB IFRS).
For non-U.S. purposes, we publish our Interim Report and other financial reporting documents setting forth results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, including application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39 (“EU IFRS”, using the “EU carve out”). Fair value hedge accounting under the EU carve out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities.
For U.S. reporting purposes, we also publish our Interim Report prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve out (“IASB IFRS”), but which is otherwise the same as EU IFRS. The Interim Report using IASB IFRS is attached as Exhibit 99.1 hereto. The impact of the EU carve out is described in the section “Basis of preparation/impact of changes in accounting principles” thereof.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2022 Annual Report on Form 20-F filed with the SEC, on pages 12 through 54 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
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Use of Non-GAAP Financial Measures
This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:
Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) before tax based on pro rata bank levies	Profit (loss) before tax
Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components, Profit (loss) attributable to Deutsche Bank shareholders based on pro rata bank levies
Profit (loss)
Revenues excluding specific items	Net revenues
Adjusted costs, Adjusted costs excluding bank levies, Adjusted costs based on pro rata bank levies, Noninterest expenses based on pro rata bank levies	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT 1 coupon), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT 1 coupon), Post-tax return on average shareholders’ equity based on pro rata bank levies, Post-tax return on average shareholders’ equity based on pro rata bank levies and excluding nonoperating costs, Post-tax return on average tangible shareholders’ equity based on pro rata bank levies, Post-tax return on average tangible shareholders’ equity based on pro rata bank levies and excluding nonoperating costs
Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 hereto and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 550 through 558 of our 2022 Annual Report on Form 20-F.
When used with respect to future periods, non-GAAP financial measures we use are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date: July 28, 2023
By:	_ /s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director
By:	_ /s/ Joseph C. Kopec___________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel
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